CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

February 16, 2006	TSX Venture Exchange Symbol: CMA OTC Bulletin Board Symbol: CRMXF U.S. 20-F Registration: 000-29870

CREAM EXTENDS WARRANT TERMS

Cream Minerals Ltd. (CMA - TSX-V) (“Cream”) announces that, subject to regulatory approval, it will extend the expiry date of 2,000,000 common share purchase warrants previously issued on April 18, 2005, pursuant to a non-brokered private placement, by one year to now expire on April 18, 2007.  There will be no change to the warrant exercise price of $0.45 per share.

For more information about Cream and its property interests, please see our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Investor Relations

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400  Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.